04015480

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMERCE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 NORTH POST OAK ROAD, SUITE 400
(No. and Street)

HOUSTON (City) TEXAS (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE GILMAN 713-613-2914
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIGGS & VESELKA CO.
(Name – *if individual, state last, first, middle name*)

6565 WEST LOOP SOUTH, SUITE 800 (Address) BELLAIRE (City) TEXAS (State) 77401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE GILMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERCE SECURITIES CORPORATION, as of MARCH 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Debbie Fisher
My Commission Expires
February 20, 2007

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE SECURITIES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS	
Cash and cash equivalents	$ 223,905
Investment in equity securities, at fair value	17,200
Furniture and equipment, net of accumulated depreciation of $9,045	331
Notes receivable – related parties	88,526
Accrued interest receivable – related parties	29
Deferred tax	4,281
Other assets	988
TOTAL ASSETS	$ 335,260

LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Federal income tax payable	$ 7,217
TOTAL LIABILITIES	7,217
STOCKHOLDERS' EQUITY	
Common stock; $1 par value; 1,000,000 shares authorized, 14,950 shares issued and outstanding	14,950
Additional paid-in capital	91,666
Accumulated other comprehensive income	2,805
Retained earnings	218,622
TOTAL STOCKHOLDERS' EQUITY	328,043
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 335,260

The accompanying notes are an integral part of these financial statements.